June 12, 2013

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Mr. William H. Thompson
                 Ms. Yolanda Goubadia

Re: Bio-Matrix Scientific Group, Inc..
Form 10-K for the Fiscal Year ended September 30, 2012
Filed March 6 2013
Form 10-Q for the Fiscal Quarters ended December 31, 2012 and March 31, 2013
Filed March 31, 2013 and May 17,2013
File No. 000-32201

Dear Mr. Thompson and Ms. Goubadia :

Bio-Matrix Scientific Group, Inc. (The "Company") will be  responding to the comments of the Staff (the “Staff”) as set forth in its letter dated  May 30, 2013  (the “Comment Letter”) relating to the abovementioned Exchange Act filings made by  Bio-Matrix Scientific Group, Inc. (The "Company") on or before June 21, 2013.

The reason for the delay is due to the fact that the individual at Seale and Beers CPA ( the Company’s independent public accountant) who primarily handles the Company’s audits and reviews has been out of the country and the Company would like some time to consult with Seale and Beers CPA regarding the comments

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange  Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

David R. Koos,
Chairman & CEO